SingTel

08001427

3 March 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SEC
Mail Processing
Section

MAR 20 2008

Washington, DC
104

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 25 February 2008 to 29 February 2008.

Our SEC file number is 82-3622.

Yours faithfully

SUPPL

Leila Ashraf (Ms)
Legal Counsel

PROCESSED
MAR 3 1 2008
THOMSON
FINANCIAL

Encs

dw 3/27

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	26-Feb-2008 07:30:47
Announcement No.	00019

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - SingTel and partners to build new submarine cable
Description	
Attachments:	NR20080226.pdf Total size = **80K** (2048K size limit recommended)

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SingTel

News Release

SingTel and partners to build new submarine cable

High-bandwidth cable system to support traffic between Asia and US

Singapore, 26 February 2008 -- Singapore Telecommunications Limited (SingTel) and five other international telecommunications carriers have signed an agreement to construct a new ultra high-speed submarine cable system linking the United States to Japan.

The other carriers involved in the project include Bharti Airtel, Globe Transit, Google, KDDI Corporation and Pacnet.

The US$300 million cable system, named Unity, will span 10,000 km across the Pacific Ocean, linking Chikura in Japan directly to Los Angeles in the United States. It is expected to be ready for service in the first quarter of 2010.

Using state-of-the-art Dense Wavelength Division Multiplexing (DWDM) technology, it will support up to 960 Gbits per second per fibre-optic pair with a maximum of eight fibre pairs. By having a higher fibre count, it is able to offer more capacity at lower unit costs. Unity will have a potential design capacity of 7.68 Tbits per second, making it one of the highest capacity cables of its kind. This data rate is equivalent to more than seven million Internet users simultaneously having real-time access to a 1 Mb file.

Mr Mark Chong, SingTel's Executive Vice President for Networks, said: "This new submarine cable network, with its high capacity and resilient transmission infrastructure, will be able to meet the strong demand for data, e-commerce and Internet traffic between Asia and the United States."

"As it is connected to other cable systems in Asia, it will also provide access to other parts of the region and serve as an important cable diversity route. The Unity submarine cable network will help to further strengthen SingTel's position as Asia's leading communications company," he added.

NEC Corporation and Tyco Telecommunications have been jointly awarded the contract to implement this project.

SingTel

About SingTel

SingTel is Asia's leading communications group with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 37 offices in 19 countries and territories throughout Asia Pacific, Europe and the United States. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in Bangladesh, India, Indonesia, Pakistan, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving about 172 million customers in eight markets.

SingTel employs more than 19,000 people worldwide and had a turnover of S$13.15 billion (US$8.40 billion) and net profit after tax of S$3.78 billion (US$2.42 billion) for the year ended 31 March 2007. More information can be found @ www.singtel.com and www.optus.com.au.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	26-Feb-2008
Time	10:39:41
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News Release SingTel and partners to build new submarine cab

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	22-Feb-2008 17:07:53
Announcement No.	00061

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Incorporation of Subsidiary - NCSI Solutions Pte. Ltd.
Description	
Attachments:	381-sgx.pdf Total size = **18K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO
CLAUSE 704 OF THE SGX LISTING MANUAL

INCORPORATION OF SUBSIDIARY
NCSI SOLUTIONS PTE. LTD.

Singapore Telecommunications Limited ("SingTel") wishes to announce that NCSI Holdings Pte Ltd, an indirect wholly-owned subsidiary of SingTel, has incorporated a wholly-owned subsidiary in Singapore known as NCSI Solutions Pte. Ltd. ("NCSI Solutions").

NCSI Solutions has an issued and paid-up capital of S$1. The principal activity of NCSI Solutions is the provision of IT services. The directors of NCSI Solutions are Mr Lim Chuang, Mr Lim Eng and Mr Lum Hon Fye.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated: 22 February 2008

ASX

AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	25-Feb-2008
Time	08:32:42
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Incorporation of subsidiary NCSI Solutions Pte. Ltd.

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-Feb-2008 14:09:42
Announcement No.	00045

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of foreign securities relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments:	App3B-310108-sgx.pdf Total size = **302K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 31 December 2007 468,472,876 Net transfers* 23,079,777 At 31 January 2008 491,552,653 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
491,552,653 (as at 31 January 2008)	CDIs issued over ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,428,302,978 (as at 31 January 2008)	Unquoted ordinary shares (including 8,613,550,910 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		26,249,850 (as at 31 January 2008)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 February 2008

Chan Su Shan
Company Secretary

Print name: ....

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of ORD & DEF GROUPED as at 31 January 2008

Rank	Name	Units	% of Issued CDI's
1	NATIONAL NOMINEES LIMITED	135,801,222	27.63
2	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	49,676,197	10.11
3	JP MORGAN NOMINEES AUSTRALIA LIMITED	48,678,605	9.90
4	ANZ NOMINEES LIMITED <CASH INCOME A/C>	31,269,764	6.36
5	CITICORP NOMINEES PTY LIMITED	18,876,002	3.84
6	COGENT NOMINEES PTY LIMITED	16,426,095	3.34
7	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED	12,992,630	2.64
8	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C>	11,145,606	2.27
9	COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS>	7,925,552	1.61
10	AMP LIFE LIMITED	7,901,426	1.61
11	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C>	7,680,490	1.56
12	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C>	7,160,000	1.46
13	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C>	5,356,283	1.09
14	AUSTRALIAN REWARD INVESTMENT ALLIANCE	5,201,527	1.06
15	J P MORGAN NOMINEES AUSTRALIA LIMITED	4,574,795	0.93
16	UBS NOMINEES PTY LTD	3,831,563	0.78
17	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	3,568,798	0.73
18	THE AUSTRALIAN NATIONAL UNIVERSITY	3,450,000	0.70
19	CITICORP NOMINEES PTY LTD <CWLTH BANK OFF SUPER A/C>	3,132,627	0.64
20	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C>	3,109,394	0.63
	Top 20 holders of ORD & DEF GROUPED as at 31 Jan 2008	**387,758,576**	**78.89**

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	05-Feb-2008
Time	17:14:46
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	05-Feb-2008
Time	17:15:38
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 Holders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Ms Chan Su Shan
Designation *	Company Secretary
Date & Time of Broadcast	04-Feb-2008 12:43:44
Announcement No.	00032

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - SingTel's regional mobile subscriber base grows to 172 million
Description	
Attachments:	NR20080204.pdf Total size = **108K** (2048K size limit recommended)

Close Window

SingTel

News Release

SingTel's regional mobile subscriber base grows to 172 million

- ***Bharti breaks previous records for quarterly subscriber growth***
- ***SingTel sees highest quarterly increase of new 3G customers***
- ***Optus exceeds 7-million mobile subscriber mark***

Singapore, 4 February 2008 -- Singapore Telecommunications Limited (SingTel) today announced that the Group's combined mobile subscriber base in the region has reached 171.54 million as at 31 December 2007.

Its mobile subscriber base in the eight markets – Australia, Bangladesh, India, Indonesia, Pakistan, the Philippines, Singapore and Thailand – went up by 53 per cent from 112.28 million customers a year ago. The latest figure was boosted by the addition of Warid Telecom's 13.21 million subscribers in Pakistan in the quarter.

Record net-adds propelled Bharti's subscriber base past 50-million mark

Bharti, the largest regional mobile associate in terms of the number of mobile subscribers, continued to grow exponentially. It broke its previous net additions records by attracting 6.29 million mobile subscribers in the quarter. As at 31 December 2007, it has enlarged its total subscriber base to 55.16 million mobile subscribers.

Continued healthy subscriber growth from other markets

Telkomsel has the second largest number of mobile subscribers among the associates. It added 3.43 million subscribers in the quarter to bring its total mobile subscriber base to 47.89 million.

AIS, Globe Telecom, PBTL and Warid Telecom also posted healthy subscriber growth of between 4.4 per cent and 11.3 per cent during the quarter.

New benchmarks set in Singapore

In Singapore, SingTel continued to set benchmarks with its total mobile subscriber base rising to 2.33 million as at 31 December 2007.

The record quarterly increase of 197,000 prepaid and postpaid mobile subscribers beat the previous quarter's high of 185,000 net additions.

SingTel also saw its highest quarterly jump in 3G subscribers. Its 3G subscriber base grew to 749,000 as at 31 December 2007, an increase of 120,000 customers from a quarter ago. 3G subscribers now make up more than half (56 per cent) of SingTel's postpaid mobile subscriber base.

SingTel

Optus achieved significant milestone of 7 million mobile subscribers

Optus achieved another quarter of strong customer acquisitions - through innovative product offerings that expand the boundaries of customer value.

In the quarter, Optus' mobile subscriber base exceeded the 7-million mark.

Optus continued to build scale with 108,000 new mobile subscribers added in the quarter. Postpaid customer growth continued with net additions of 52,000.

The number of 3G subscribers increased to 1.16 million, an increase of 288,000 subscribers or 33 per cent from a quarter ago.

Regional mobile subscriber base at a glance

	Aggregate Subscriber Base (million)			SingTel's Proportionate Subscriber Base (million)		
	Dec 07	Sep 07	Dec 06	Dec 07	Sep 07	Dec 06
SingTel	2.33	2.13	1.77	2.33	2.13	1.77
Optus	7.00	6.89	6.68	7.00	6.89	6.68
Regional associates	162.21	148.95	103.83	52.05	47.85	33.70
Total	**171.54**	**157.97**	**112.28**	**61.38**	**56.87**	**42.14**

Details of the performance of the regional mobile operations will be available when SingTel announces its results for the third quarter and nine months ended 31 December 2007 on 5 February 2008.

About SingTel
SingTel is a strategic investor in the region's most successful mobile operations. It has a 21.38 per cent stake in Advanced Info Service (AIS), Thailand's largest mobile operator. In India, it has a 30.45 per cent effective interest in Bharti, the country's largest GSM operator. One of SingTel's earliest investments in the region is Globe Telecom in the Philippines. Today, it has a 44.47 per cent stake in Globe. SingTel has a 35 per cent stake in Indonesia's largest mobile operator, Telkomsel. It also has a 45 per cent equity stake in Pacific Bangladesh Telecom Limited (PBTL) and a 30 per cent equity interest in Warid Telecom in Pakistan.

The SingTel Group had a turnover of S$13.15 billion (US$8.40 billion) and net profit after tax of S$3.78 billion (US$2.42 billion) for the year ended 31 March 2007. More information can be found at www.singtel.com and www.optus.com.au.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	04-Feb-2008
Time	15:55:07
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Singtel regional mobile subscriber base grows to 172 million

END

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.